SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                              (Amendment No. 2)(1)

                   Philippine Long Distance Telephone Company
                                (Name of Issuer)

               Common Capital Stock, 5 Philippine Pesos par value
                         (Title of Class of Securities)

                                    718252109
                                 (CUSIP Number)

                                 Haruhiko Yamada
                         NTT Communications Corporation
                           1-6, Uchisaiwai-cho 1-chome
                           Chiyoda-ku, Tokyo 100-8019
                                      Japan
                                (81-3) 6700-4601

                                 with a copy to:

                               Alec P. Tracy, Esq.
                      Skadden, Arps, Slate, Meagher & Flom
                                 30/F Tower Two
                                  Lippo Centre
                                  89 Queensway
                               Central, Hong Kong
                           Telephone: (852) 2820-0700


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 31, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 718252109
-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

              NTT Communications Corporation

              No I.R.S. Identification

-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /X/
                                                                      (b) / /
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             / /
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              JAPAN
-------------------------------------------------------------------------------
        NUMBER OF             7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   -0-
        OWNED BY        -------------------------------------------------------
          EACH                8      SHARED VOTING POWER
        REPORTING
         PERSON                      -25,266,973-
          WITH          -------------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     -0-
                        -------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     -25,266,973-
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              25,266,973
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      / /
              CERTAIN SHARES

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              14.0%
-------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON

              CO

CUSIP No. 718252109
-------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Nippon Telegraph and Telephone Corporation

                  No I.R.S. Identification

-------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) /X/
                                                                      (b) / /
-------------------------------------------------------------------------------
     3        SEC USE ONLY

-------------------------------------------------------------------------------
     4        SOURCE OF FUNDS

              N/A
-------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             / /
              REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

-------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              JAPAN
-------------------------------------------------------------------------------
        NUMBER OF             7      SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   -0-
        OWNED BY        -------------------------------------------------------
          EACH                8      SHARED VOTING POWER
        REPORTING
         PERSON                      -25,266,973(1)-
          WITH          -------------------------------------------------------
                              9      SOLE DISPOSITIVE POWER

                                     -0-
                        -------------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     -25,266,973-
-------------------------------------------------------------------------------
     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              25,266,973
-------------------------------------------------------------------------------
     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      / /
              CERTAIN SHARES

-------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


---------------------

(1) After the Common Shares are transferred pursuant to the Stock Sale and Purchase Agreement (as defined herein), Nippon Telegraph and Telephone Corporation will beneficially own (i) 12,633,487 shares through NTT Communications Corporations, its wholly-owned subsidiary, and (ii) 12,633,486 shares through NTT DoCoMo, Inc., its majority-owned publicly-traded subsidiary.

              14.0%
-------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON

          HC

          This Amendment No. 2 (this "Amendment No. 2") amends and restates the
Schedule 13D dated March 24, 2000 (the "Schedule 13D"), which was filed in paper format with the Securities and Exchange Commission (the "SEC") on behalf of the Reporting Persons (as defined herein) and NTT-UK (as defined herein), relating to the Common Shares (as defined herein) of Philippine Long Distance Telephone Company, a corporation organized under the laws of the Philippines (the "Company" or "PLDT"). The Schedule 13D was amended and restated by Amendment No. 1 dated December 11, 2002 (as amended, "Amendment No. 1"). The purpose of this Amendment No. 2 is to amend and restate items 4, 5, 6 and 7 with respect to the proposed Transfer (as defined herein) of the Common Shares from NTTC (as defined herein) to DoCoMo (as defined herein) and certain changes to the strategic and shareholder arrangements between NTTC, DoCoMo and the FPC Parties (as defined herein).

Item 1.     Security and Issuer.

          The title of the class of equity securities to which this Amendment No. 2 relates is the common capital stock, par value five Philippine Pesos per share, of PLDT (the "Common Shares"). The principal executive offices of the Company are located at the 7th floor, Ramon Cojuangco Building, Makati Avenue, Makati City, Metro Manila, Philippines.

Item 2.     Identity and Background.

(a) - (c) and (f)

          This Amendment No. 2 is being filed on behalf of:

          Nippon Telegraph and Telephone Corporation ("NTT"), a corporation organized under the laws of Japan, has its principal executive offices at 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan. NTT's principal business is serving as a holding company for subsidiaries engaged in providing telecommunications services. These services fall into seven major classes: telephone services, telegraph services, leased circuit services, data communication facility services, Integrated Services Digital Network services, sale of telecommunication equipment and other services; and

          NTT Communications Corporation, a corporation organized under the laws of Japan ("NTTC"), has its principal executive offices at 1-6 Uchisaiwai-cho 1-chome, Chiyoda-ku, Tokyo 100-8019, Japan. NTTC is a wholly-owned direct subsidiary of NTT and its principal business is providing inter-prefectural telecommunications, multimedia network services and related services including, providing local, long distance and other telecommunications services outside of Japan.

          NTT and NTTC are hereinafter referred to as the "Reporting Persons".

          The name, present principal occupation, business address and citizenship of each of the directors and executive officers of the Reporting Persons are set forth on the following schedules to this Amendment No. 2:

          Schedule A...............Nippon Telegraph and Telephone Corporation
          Schedule B...............NTT Communications Corporation

          This Amendment No. 2 contains information with respect to NTT Communications Capital (UK) Limited ("NTT-UK"), a corporation that was organized under the laws of England and Wales and was an indirect wholly-owned subsidiary of NTT, had its principal executive offices at 3rd Floor, Devon House, 58-60 St. Katherine's Way, London E1 9LB, United Kingdom. NTT-UK was a Reporting Person in the Schedule 13D but is no longer required to report its beneficial ownership of the Common Shares of PLDT as a result of NTT-UK transferring all of the Common Shares to NTTC as part of a reorganization of NTTC's holdings, as described in
Item 3. Prior to its dissolution and liquidation on July 10, 2003, NTT-UK was a direct wholly-owned subsidiary of NTTC and its principal business was acting as an investment holding company.

(d) and (e)

          Neither of the Reporting Persons nor, to the best knowledge of each Reporting Person, any of their directors or executive officers has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration

March 2000 Transaction

          On March 24, 2000, the transactions contemplated by the Stock Purchase and Strategic Investment Agreement dated as of September 28, 1999, as amended (the "Strategic Agreement"), among First Pacific Company Limited ("FPC"), Metro Pacific Corporation, Metro Asia Link Holdings, Inc., Metro Pacific Resources, Inc. (collectively with FPC, the "FPC Group"), the Company and NTTC, were consummated. Pursuant to the Strategic Agreement, NTT-UK acquired:

          (a) 13,068,509 newly issued and fully paid Common Shares (the "NTT PLDT Exchange Shares") in exchange for 1,017,222,294 of common stock of SMART Communications, Inc., a Philippine cellular telecommunications company ("SMART"), which were held by NTT-UK prior to the transaction. The NTT PLDT

Exchange Shares were issued at an issue price of 1,080 Philippine Pesos per share, or an aggregate issue price of 14,113,989,720 Philippine Pesos.

          (b) 12,198,462 newly issued and fully paid Common Shares (the "NTT PLDT Cash Shares" and together with the NTT PLDT Exchange Shares, the "PLDT Shares") for a purchase price of 14,662,551,324 Philippine Pesos. All of the funds used to pay for the NTT PLDT Cash Shares were provided through NTT-UK from NTTC's available cash resources. In addition, simultaneous with the closing under the Strategic Agreement, NTT-UK purchased two newly issued Common Shares, one of which is owned of record by each of the two persons nominated by NTTC to serve as directors of PLDT.

          The aggregate purchase price for the PLDT Shares was 28,776,541,044 Philippine Pesos.

          For a more detailed summary of the Strategic Agreement, see Item 4 and
Item 6. The Strategic Agreement and the First and Second Amendments thereto were filed as Exhibits 2 through 4, respectively, to the Schedule 13D and are incorporated herein by reference.

December 2002 Transfer from NTT-UK to NTTC

          On December 11, 2002, pursuant to the terms of an agreement for the transfer of shares in PLDT, dated December 11, 2002, by and between NTT-UK and NTTC, NTT-UK transferred the PLDT Shares to NTTC. As a result of the consummation of the transactions contemplated therein, NTT-UK was no longer the record or beneficial owner of any Common Shares and therefore was no longer required to report its beneficial ownership of the Common Shares of PLDT.

January 2006 DoCoMo Transaction

          On January 31, 2006, NTTC and NTT DoCoMo, Inc., a company incorporated under the laws of Japan and having its principal place of business at 11-1 Nagata-cho 2-Chome, Chiyoda-ku, Tokyo 100-6150, Japan ("DoCoMo"), entered into an agreement (the "Stock Sale and Purchase Agreement") pursuant to which NTTC has agreed to transfer (the "Transfer"), 12,633,486 Common Shares (the "DoCoMo PLDT Shares") to DoCoMo. The aggregate purchase price of 52,102,815,772 Japanese Yen for the DoCoMo PLDT Shares will be paid to NTTC by DoCoMo in immediately available funds by wire transfer upon the closing of the Transfer.

          In connection with the Stock Sale and Purchase Agreement, the FPC Group, Larouge B.V., Metro Pacific Assets Holdings, Inc. (collectively, the "FPC Parties"), NTTC, DoCoMo and PLDT entered into a Co-Operation Agreement ("Co-Operation Agreement") dated January 31, 2006, pursuant to which, each of the FPC Parties, NTTC and PLDT agreed to grant DoCoMo certain benefits under the Strategic Agreement and the Shareholders Agreement, to amend the Registration Rights Agreement, to discuss the amendment of certain other existing agreements and to enter into certain business relationships in the field of mobile communications services.

          DoCoMo is a majority-owned, publicly-traded subsidiary of NTT.

          For a more detailed summary of the Stock Sale and Purchase Agreement and the Co-Operation Agreement, see Item 4 and Item 6. The Stock Sale and Purchase Agreement and the Co-Operation Agreement are filed herewith as Exhibit 7 and Exhibit 8, respectively, and are incorporated herein by reference.

Item 4.     Purpose of Transaction.

          The Reporting Persons have acquired the PLDT Shares and have agreed to transfer the DoCoMo PLDT Shares to DoCoMo with a view to (i) establishing and maintaining a strategic relationship among PLDT, NTTC and DoCoMo to enhance the global business development of NTT by, among other things, exploiting DoCoMo and NTTC's leadership in fixed-mobile convergence and enhancing PLDT's mobile business and (ii) together with DoCoMo, attaining and maintaining an equity interest in PLDT and influence over the management and policies of PLDT, including representation on PLDT's board of directors, that is at least commensurate with their aggregate direct and indirect interests in PLDT from time to time.

          The Reporting Persons have not yet made a determination as to the specific level of beneficial ownership they will seek to obtain, but as a result of the Stock Sale and Purchase Agreement described in this Item 4 and in Item 6, the Reporting Persons as of December 31, 2005, controlled approximately 14.0% of the voting power attached to the outstanding Common Shares. Following the closing of the sale of the DoCoMo PLDT Shares by NTTC to DoCoMo pursuant to the Stock Sale and Purchase Agreement described in this Item 4 and in Item 6, the Reporting Persons and DoCoMo will, in the aggregate, continue to beneficially own approximately 14.0% of the voting power attached to the outstanding Common Shares. Under the Co-Operation Agreement, upon the holdings of Common Shares by NTTC, DoCoMo and their respective subsidiaries collectively reaching 20% of the Common Shares then issued and outstanding, and for so long as NTTC and DoCoMo and their respective subsidiaries continue to hold at least 17.5% of the Common Shares then outstanding from time to time, DoCoMo will be entitled to exercise additional rights under the Strategic Agreement and the Shareholders Agreement.

March 2000 Transaction

          Pursuant to the Strategic Agreement, PLDT acquired all of the shares of SMART owned by the FPC Group and NTT-UK in exchange for newly issued and fully paid Common Shares and NTT-UK subscribed for an additional 12,198,462 NTT PLDT Cash Shares (the "SMART Transaction"). PLDT also acquired the shares of the existing minority shareholders in SMART in exchange for newly issued and fully paid Common Shares. Upon consummation of the SMART Transaction, NTTC and PLDT established a strategic relationship to, among other things, coordinate the development and marketing of telecommunications products and services. As part of this strategic relationship, (i) NTTC and its subsidiaries are restricted in making investments in businesses that compete with PLDT; (ii) NTTC has certain approval rights over expenditures and investments made by PLDT as well as approval rights over actions PLDT takes with respect to Pilipino Telephone Corporation ("Piltel"), a majority-owned, publicly-traded subsidiary of PLDT and
(iii) NTTC has certain rights in the event PLDT proposes (with certain exceptions) to issue additional Common Shares or securities convertible into or exchangeable for the Common Shares.

          The consummation of the SMART Transaction resulted in the following:
(a) SMART becoming a wholly owned subsidiary of PLDT, (b) the FPC Group controlling voting rights attaching at that time approximately 31.4% of the outstanding Common Shares, (c) NTT-UK becoming the registered and beneficial owner of 25,266,973 Common Shares, representing approximately 15.0% of the outstanding Common Shares and (d) NTTC having the right to nominate: (i) two directors to the board of directors of PLDT, which was recently enlarged from eleven to thirteen members, (ii) two directors to the board of directors of SMART and (iii) one director to serve as a member of each of the boards of directors of the other subsidiaries of PLDT.

          For a more detailed summary of NTTC's rights to nominate directors to the board of directors

          In connection with the Strategic Agreement, the FPC Parties, NTT-UK and NTTC entered into a shareholders agreement as to certain corporate governance and other matters among those parties as shareholders of PLDT (the "Shareholders Agreement"). PLDT also entered into registration rights agreements with NTTC and NTT-UK with respect to the Common Shares held by them (the registration rights agreement between PLDT and NTTC is hereinafter referred to as the "Registration Rights Agreement").

          NTTC (or certain of its subsidiaries) and PLDT also entered into agreements (the "Commercial Agreements") as to certain commercial and technical matters relating to PLDT's ongoing operations and as to certain advisory arrangements with respect to such Commercial Agreements (the "Services Agreements").

January 2006 DoCoMo Transaction

         Pursuant to the Stock Sale and Purchase Agreement, NTTC has agreed to transfer 12,633,486 DoCoMo PLDT Shares to DoCoMo upon the satisfaction or waiver of the closing conditions set forth therein. The Stock Sale and Purchase Agreement, provides, among other things, that:

     o upon and after DoCoMo's appointment of the Chief Operation Advisor (the "COA") on or before July 1, 2006, DoCoMo will cause the COA to consult with and act in accordance with the direction of NTTC's executive advisor in the Philippines regarding matters relating to fixed-line telecommunications, data or information and communications technology services. Prior to DoCoMo's appointment of the COA, NTTC will cause the COA to consult with and act in accordance with the direction of DoCoMo's senior technical advisor in the Philippines regarding matters relating to wireless telecommunications services; and

     o from the date of the Stock Sale and Purchase Agreement, each of NTTC and DoCoMo will (a) cause its representatives and advisors not to take any action that would amend or terminate the Commercial Agreements and Services Agreements between NTTC and PLDT or any rights and obligations DoCoMo will have under the Integrated i-mode Services Package Agreement between DoCoMo and SMART Communications, Inc., or any other agreements entered into between DoCoMo and PLDT or SMART Communications pursuant to the Co-Operation agreement, (b) use good faith efforts to discuss conflicts of interest between the two parties and (c) use good faith efforts to negotiate the exercise of any rights under the Registration Rights Agreement.

          In connection with the Stock Sale and Purchase Agreement, the FPC Parties, NTTC, DoCoMo and PLDT entered into the Co-Operation Agreement, pursuant to which the parties have agreed to add DoCoMo as a party under the existing agreements among the parties to share the benefit of certain rights thereunder with NTTC and to enter into certain strategic business relationships in the field of mobile communication services. In the Co-Operation Agreement, NTTC and DoCoMo have agreed to certain procedures relating to their respective exercise of such rights.

          NTTC and DoCoMo have agreed that NTTC, after completion of the Transfer of the DoCoMo PLDT Shares to DoCoMo, DoCoMo and their respective subsidiaries, in the aggregate, will not acquire more than 21% of the Common Shares then issued and outstanding and to support PLDT management to safeguard PLDT against certain Hostile Transferees (as defined herein).

          For brief summaries of the Strategic Agreement, the Shareholders Agreement, the Registration Rights Agreement and the Services Agreements, see
Item 6. The Stock Sale and Purchase Agreement and the Co-Operation Agreement are filed herewith as Exhibit 7 and Exhibit 8, respectively, and are incorporated herein by reference.

Item 5.     Interest in Securities of the Issuer

          (a) As of December 31, 2005, the Reporting Persons beneficially owned 25,266,973 Common Shares, representing approximately 14.0% of the total number of the Common Shares outstanding. By virtue of NTT's ownership of all of the outstanding capital stock of NTTC and a majority of the common stock of DoCoMo and the terms of the Stock Sale and Purchase Agreement and Co-Operation Agreement, the Reporting Persons and DoCoMo constitute a "group" within the meaning of section 13(d)(3) of the Securities Exchange Act of 1934 and therefore, DoCoMo may be deemed to have acquired beneficial ownership of the 25,266,973 Common Shares beneficially held by the Reporting Persons. Given the terms of the Shareholders Agreement and the Co-Operation Agreement (as described herein), the Reporting Persons and DoCoMo and the other parties to the Shareholders Agreement might be deemed to constitute a "group". However, the Reporting Persons disclaim that they have agreed to act as a group with any other parties to the Shareholders Agreement (other than to the extent provided in the Shareholders Agreement and the Co-Operation Agreement) and the Reporting Persons disclaim beneficial ownership of the Common Shares other than the amounts of shares reported for the Reporting Persons herein.

          (b) As the registered owner, NTTC has the power to directly vote or dispose of the 25,266,973 Common Shares beneficially owned by the Reporting Persons. By virtue of its ownership of all of the issued and outstanding capital stock of NTTC, NTT has the power to direct the voting or disposition of the Common Shares beneficially owned by the Reporting Persons.

          (c) Except for the Transfer of DoCoMo PLDT Shares to DoCoMo contemplated by the Stock Sale and Purchase Agreement as described in Item 3, neither the Reporting Persons, nor to the knowledge of each Reporting Person, any of its directors or executive officers has effected any transaction in the Common Shares during the past sixty days.

          (d) None.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Reference is made hereby to Item 3 hereof which is incorporated by reference in this Item 6.

1) The following section describes the agreements giving rise to the filing of the Schedule 13D, Amendment No. 1, which amended and restated the Schedule 13D, and this Amendment No. 2, which amends and restates Amendment No. 1.

A. The Strategic Agreement

         As described under Item 3, on March 24, 2000 the transactions contemplated by the Strategic Agreement were consummated. Pursuant to the Strategic Agreement, among other things:

     o PLDT acquired from the members of the FPC Group 1,597,814,621 SMART shares representing approximately 56% of the issued common capital stock of SMART in exchange for the issuance to members of the FPC Group 20,527,524 newly issued and fully paid Common Shares at a price of 1,080 Philippine Pesos per Common Share, or an aggregate issue price of 22,169,725,920 Philippine Pesos;

     o PLDT acquired from NTT-UK 1,017,222,294 SMART shares representing approximately 37% of the issued common capital stock of SMART, in exchange for the issue to NTT-UK of 13,068,509 newly issued and fully paid Common Shares at a price of 1,080 Philippine Pesos per Common Share, or an aggregate issue price of 14,113,989,720 Philippine Pesos; and

     o NTT-UK subscribed for an additional 12,198,462 NTT PLDT Cash Shares, which were issued to NTT-UK for an aggregate price of 14,662,551,324 Philippine Pesos in cash, or 1,202 Philippine Pesos per Common Share.

          The consummation of the SMART Transaction resulted in the following:
(a) SMART becoming a wholly-owned subsidiary of PLDT, (b) the FPC Group controlling voting rights attaching at that time approximately 31.4% of the outstanding Common Shares, (c) NTT-UK becoming the registered and beneficial owner of 25,266,973 Common Shares, representing approximately 15.0% of the then outstanding Common Shares and (d) NTTC having the right to nominate: (i) two directors to the board of directors of PLDT, which was enlarged from eleven to thirteen members, (ii) two directors to the board of directors of SMART and
(iii) one director to serve as a member of each of the boards of directors of the other subsidiaries of PLDT. For a more detailed summary of NTTC's rights to nominate directors to the board of directors of PLDT and its subsidiaries, see "The Shareholders Agreement" under this Item 6.

          The Strategic Agreement was amended by the Co-Operation Agreement, dated January 31, 2006, and the following summarizes certain of the principal terms of the Strategic Agreement, as amended by the Co-Operation Agreement.

          A copy of the Strategic Agreement and the first and second amendments thereto were filed as Exhibits 2 through 4 to the Schedule 13D, and the Co-Operation Agreement is filed as Exhibit 8 of this Amendment No. 2, and any description contained in this Amendment No. 2 relating to the Strategic Agreement does not purport to be complete and is qualified in its entirety by reference to the Strategic Agreement and the first and second amendments thereto filed as Exhibits 2 through 4 to the Schedule 13D and the Co-Operation Agreement filed as Exhibit 8 of this Amendment No. 2.

          The following provisions of the Strategic Agreement become effective as to DoCoMo after the completion of the Transfer of DoCoMo PLDT Shares to DoCoMo pursuant to the Stock Sale and Purchase Agreement.

          1. Strategic Relationship

          PLDT, NTTC and DoCoMo have agreed to form a strategic relationship in the Philippines and, among other things, to establish a joint committee to explore the development and marketing of products and services between the parties. PLDT has agreed not to enter into another strategic alliance with another party without the consent of NTTC and DoCoMo, provided that PLDT may, subject to certain exceptions, designate as its "strategic partner" any person in which PLDT and its subsidiaries own 25% or more of its capital stock.

          2. Limitations on Competition by NTTC and DoCoMo

          Without PLDT's consent, NTTC or DoCoMo and their respective subsidiaries may not invest in a business competing with PLDT in respect of customers principally located in the Philippines if such investment, when added to all prior investments by NTT and its majority owned and controlled subsidiaries (the "NTT Holding Company Group") in such business, is in excess of US$50 million (subject to certain adjustments for inflation) or if such investment, when added to all prior investments by NTTC and its subsidiaries in all such businesses for the past 12 months, is in excess of US$100 million (subject to certain adjustments for inflation). Similar limitations exist with respect to NTTC's and DoCoMo's use of assets in the Philippines in such businesses.

          3. Committee Structure

          PLDT has agreed to maintain the Committee structure defined in
Schedule 10 of the Strategic Agreement and to cause NTTC and DoCoMo to be entitled to appoint (i) two persons to serve as members or advisors of each Committee consisting of more than five members; and (ii) one person to serve as a member or as an advisor of each Committee consisting of not more than five members.

          4. Certain Approval Rights of NTTC and DoCoMo

          (a) Capital Expenditures

          Subject to certain exceptions, PLDT and/or its subsidiaries may make any capital expenditures in connection with a single project if the total capital expenditures required for such project will or will likely exceed US$50 million (subject to certain adjustments for inflation), in each case only pursuant to the approval procedures described in paragraph (f) below and with the approval of NTTC and DoCoMo, given in the manner described in paragraph (f) below.

          (b) Investment in Existing Investees

          Subject to certain exceptions, PLDT and/or its subsidiaries may make any investments in or provide certain forms of financial support to any existing investee of PLDT, if the cumulative value of all investments by PLDT and its subsidiaries would exceed the sum of US$10 million (subject to certain adjustments for inflation), plus the aggregate book value of all investments made in such existing investee by PLDT and its subsidiaries as of July 31, 1999, or to any existing investee, if, for the past 12-month period, the cumulative value of all investments by PLDT and its subsidiaries would exceed US$25 million (subject to certain adjustments for inflation), in each case only pursuant to the approval procedures described in paragraph (f) below and with the approval of NTTC and DoCoMo, given in the manner described in paragraph (f) below.

          (c) Investments in New Investees

          Subject to certain exceptions, PLDT and/or its subsidiaries may make any investments in or provide certain forms of financial support to any new investee, if the cumulative value of all investments by PLDT and its subsidiaries in such new investee would exceed US$50 million (subject to certain adjustments for inflation), or to any new or existing investee, if, for the past 12-month period, the cumulative value of all investments by PLDT and its subsidiaries in new or existing investees would exceed US$100 million (subject to certain adjustments for inflation), in each case only pursuant to the approval procedures described in paragraph (f) below and with the approval of NTTC and DoCoMo, given in the manner described in paragraph (f) below.

          (d) Exception for Capital Expenditures for or Investments in a NTT Competing Business

          Neither NTTC nor DoCoMo may withhold its consent to any proposed capital expenditure or investment if (A) such proposed transaction would involve a person who is in direct competition for the same business opportunities with the NTT Holding Company Group, or involve a business in which the NTT Holding Company Group is, or is to be, engaged in, and (B) the board of directors of PLDT confirms in writing that proceeding with such transaction will not give rise to a right to accelerate or otherwise demand payment of material indebtedness of PLDT.

          (e) Limitation on Competition Where Consent is Withheld

          In the event NTTC and DoCoMo withhold their approval in connection with PLDT's proposed expenditure or investment, none of NTTC and DoCoMo and their respective subsidiaries may make a similar or competing investment for a period of nine months following notification by NTTC and DoCoMo of their decision to withhold such approval.

          (f) Approval Procedures

          PLDT, FPC Parties, NTTC and DoCoMo have agreed in the Strategic Agreement to certain discussion and written notification procedures in connection with the approval process by NTTC and DoCoMo in respect of the above-mentioned proposed expenditures or investments (each, a "Proposed Transaction"). Such procedures require, among other things, that NTTC and DoCoMo give their approval to a Proposed Transaction unless they reasonably conclude in good faith, having given proper consideration to all material factors identified by PLDT, the best interests of PLDT and its shareholders taken as a whole, and all other facts and circumstances that NTTC and DoCoMo deem relevant in making such decision, that the Proposed Transaction is not in the best interests of PLDT and its shareholders taken as a whole. NTTC and DoCoMo have agreed in the Co-Operation Agreement to discuss between themselves the manner in which the above rights shall be exercised.

          In the event of any dispute between PLDT, the members of the FPC Parties, NTTC and DoCoMo regarding whether NTTC and DoCoMo have acted in accordance with the above standard in withholding its consent to any Proposed Transaction, NTTC and DoCoMo shall be deemed for all purposes to have complied with the terms of the Strategic Agreement and not to have breached said agreement in withholding such approval, unless PLDT shows, by clear and convincing proof, that NTTC and DoCoMo did not act in accordance with the agreed standards in withholding its approval of such Proposed Transaction.

          Under the Co-Operation Agreement, NTTC and DoCoMo have agreed to discuss between themselves the manner in which their rights will be exercised. Prior to July 1, 2006, NTTC is responsible for notifying PLDT and the FPC Parties of decisions with respect to exercise of such rights. From and after July 1, 2006, DoCoMo is responsible for notifying PLDT and the FPC Parties of such decisions. In each case, PLDT and the FPC Parties are entitled to rely on any such notice as if it had been given by both NTTC and DoCoMo.

          5. Approval Rights Relating to Piltel

          The Strategic Agreement provides that prior written approval of NTTC and DoCoMo is required with respect to certain corporate actions relating to Piltel, including matters relating to the integration of Piltel into the businesses of PLDT and its subsidiaries (the "Piltel Integration"). The Piltel Integration has been substantially completed.

          In addition, prior written approvals of NTTC and DoCoMo are required in connection with various corporate and business actions of Piltel to the extent such actions would be outside the Piltel Integration, including actions relating to any refinancing of Piltel's debt or any additional investment in

Piltel in excess of US$150 million (in the aggregate), changes to Piltel's capital stock, capital expenditures, certain intercompany agreements and transactions, migration of Piltel customers to PLDT or its subsidiaries, marketing and material asset dispositions.

          The Strategic Agreement also provides that, except for certain agreed to parameters relating to the Piltel Integration, prior written approval of NTTC or DoCoMo is required for (i) Piltel or PLDT to issue, redeem, consolidate or split or otherwise reclassify or amend the terms of any capital stock of Piltel,
(ii) PLDT and its subsidiaries (other than Piltel) shall not make any capital expenditure for any asset to be used in the Piltel business, (iii) PLDT and its subsidiaries (other than Piltel) shall not enter into any agreement with Piltel or its subsidiaries, other than arms-length transactions in the ordinary course of business, (iv) PLDT and its subsidiaries (other than Piltel) shall not seek the mitigation of Piltel customers to PLDT or any of its subsidiaries or market/or sell any product or service which depends in any material respect upon the use of assets owned or operated by Piltel or any of its subsidiaries, and
(v) PLDT shall cause Piltel and its subsidiaries not to make any material asset disposition.

          Under the Co-Operation Agreement, NTTC and DoCoMo have agreed to discuss between themselves the manner in which their rights will be exercised. Prior to July 1, 2006, NTTC is responsible for notifying PLDT and the FPC Parties of decisions with respect to exercise of such rights to PLDT and the FPC Parties. From and after July 1, 2006, DoCoMo is responsible for notifying PLDT and the FPC Parties of such decisions. In each case, PLDT and the FPC Parties are entitled to rely on any such notice as if it had been given by both NTTC and DoCoMo.

          6. Limitations on the Issuance of Common Capital Stock

          Subject to certain exceptions, under the terms of the Strategic Agreement, PLDT may not issue Common Shares or securities convertible into or exchangeable for the Common Shares without the prior written approval of NTTC and DoCoMo unless PLDT has first offered NTTC and DoCoMo the right to purchase a number of shares equal to its pro-rata portion of the number of shares proposed to be issued. By operation of Philippine law, holders of the Common Shares will, with certain exceptions, have preemptive rights with respect to issuances of new Common Shares, including issuances of the Common Shares to NTTC and DoCoMo pursuant to any exercise by NTTC and DoCoMo of the rights referred to above.

          Under the Co-Operation Agreement, NTTC and DoCoMo have agreed to discuss between themselves the manner in which their rights will be exercised. Prior to July 1, 2006, NTTC is responsible for notifying PLDT and the FPC Parties of decisions with respect to exercise of such rights to PLDT and the FPC Parties. From and after July 1, 2006, DoCoMo is responsible for notifying PLDT and the FPC Parties of such decisions. In each case, PLDT and the FPC Parties are entitled to rely on any such notice as if it had been given by both NTTC and

DoCoMo. With respect to NTTC and DoCoMo's pre-emptive rights, DoCoMo will be entitled to purchase all, or some, of the Common Shares or PTIC Shares (as defined in the Shareholders Agreement) which may be purchased by NTTC or DoCoMo, however, if DoCoMo decides not to purchase some or all of the Common Shares or PTIC Shares, NTTC and DoCoMo have agreed that NTTC shall have the option to purchase some or all of the Common Shares or PTIC Shares.

          7. Termination of Approval Rights

          NTTC's and DoCoMo's rights to the strategic arrangements summarized in paragraphs 1 through 6 above will terminate when the NTTC, DoCoMo and their respective subsidiaries cease to own, in aggregate, 10% of the Common Shares then issued and outstanding (subject to certain adjustments, including certain adjustments for dilution arising out of settlements with Piltel's creditors).

          8. Competing Business in Japan

          In case PLDT intends to enter into any contractual arrangement with any person relating to any activity which involves, as its principal component, the provision of telephone, telecommunications, paging, Internet, data or voice transmission services, whether or not terrestrial (a "Competing Business") in Japan involving joint branding, the provision, production or marketing of telecommunications or multimedia products or services, or corporation in, or sharing of, research and development of technology or other Intellectual Property (as defined in the Strategic Agreement), PLDT will (a) from the date of the Co-Operation Agreement until June 30, 2006, first provide NTTC and if NTTC declines, then provide DoCoMo with the same opportunity to enter into such agreement with PLDT and (b) from July 1, 2006, first provide DoCoMo and if DoCoMo declines, then provide NTTC with the same opportunity to enter into such agreement with PLDT upon the same terms being considered by PLDT, provided that PLDT will not be obligated to contract with NTTC or DoCoMo if such arrangement will not fully realize its expected benefits in the reasonable opinion of PLDT.

          In case PLDT, SMART or SMART's subsidiaries intends to enter into any contractual arrangement on or after July 1, 2006 with any person who is engaged in a Competing Business in competition with DoCoMo, PLDT will and PLDT will use its reasonable efforts to procure that SMART or SMART's subsidiaries will first provide DoCoMo with the same opportunity to enter into such agreement with PLDT, SMART or SMART's subsidiaries. PLDT will not be obligated to contract with, or to cause SMART or SMART's subsidiaries to contract with, DoCoMo if (a) such arrangement will not fully realize its expected benefits in the reasonable opinion of PLDT, (b) PLDT needs to maintain a relationship with a person other than NTTC or DoCoMo pursuant to reasonable business arrangements in furtherance of PLDT's strategic objectives or (c) the board of PLDT, SMART or its subsidiaries determines that to be in the best interests of its company to enter into such arrangements with a person other than DoCoMo.

          DoCoMo and PLDT have agreed that they will, from time to time, discuss other strategic developments in their respective businesses.

B. The Shareholders Agreement

          Simultaneously with the closing under the Strategic Agreement, the FPC Parties, NTT-UK, and NTTC (the "Party Shareholders") entered into the Shareholders Agreement. The Shareholders Agreement was amended by the Co-Operation Agreement, dated January 31, 2006, in which FPC Parties and NTTC agreed that DoCoMo will be added to the Shareholders Agreement as a Party Shareholder upon the Transfer of DoCoMo PLDT Shares to DoCoMo pursuant to the Stock Sale and Purchase Agreement. A copy of the Shareholders Agreement was filed as Exhibit 5 to the Schedule 13D, and a copy of the Co-Operation Agreement has been filed as Exhibit 8 to this Amendment No. 2, and any description contained in this Amendment No. 2 relating to the Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the Shareholders Agreement filed as Exhibit 5 to the Schedule 13D and the Co-Operation Agreement filed as Exhibit 8 to this Amendment No. 2.

          The following summarizes certain of the principal terms of the Shareholders Agreement, as amended by the Co-Operation Agreement.

          The following provisions of the Shareholders Agreement become effective as to DoCoMo after the completion of the Transfer of DoCoMo PLDT Shares to DoCoMo pursuant to the Stock Sale and Purchase Agreement.

          1. Board and Committee Representation

          In respect to NTTC's right to nominate two directors to the board of PLDT, NTTC and the FPC Parties have agreed to use reasonable efforts to procure a PLDT shareholders vote in favor of replacing one existing NTTC nominee on the board of PLDT with one DoCoMo nominee.

          Upon the holdings of the Common Shares by NTTC, DoCoMo and their respective subsidiaries reaching in aggregate 20% of the Common Stock then issued and outstanding, and so long as DoCoMo and NTTC continue to hold at least full legal and beneficial title to not less than 17.5% of the Common Shares then issued and outstanding from time to time, each of NTTC and the FPC Parties will cast its votes as a PLDT shareholder, lobby the directors of PLDT, and otherwise use reasonable efforts to procure a vote in favor of any resolution put to the meeting of the PLDT shareholders, for the purpose of effecting the election of one additional DoCoMo nominee as a director of PLDT.

          In respect to NTTC's right to nominate two directors to the board of SMART, NTTC and the FPC Parties have agreed to use reasonable efforts to procure a SMART shareholders vote in favor of replacing one existing NTTC nominee on the board of PLDT with one DoCoMo nominee.

          Upon the holdings of the Common Shares by NTTC, DoCoMo and their respective subsidiaries, reaching in aggregate 20% of the Common Stock then issued and outstanding, and so long as DoCoMo and NTTC continue to hold at least 17.5% of the Common Shares then issued and outstanding from time to time, each of NTTC and the FPC Parties have agreed to cast its votes as a PLDT shareholder, lobby the directors of PLDT, and otherwise use reasonable efforts to procure a vote in favor of any resolution put to the meeting of the SMART shareholders, for the purpose of effecting the election of one additional DoCoMo nominee as a director of SMART.

          2. Committees and Subsidiary Committees

          Each of the FPC Parties, PLDT and NTTC have agreed to use reasonable efforts to procure that DoCoMo be entitled to appoint one individual, who may be replaced at any time, to attend any committee of PLDT or SMART as a member, advisor or observer.

          3. Unanimous Consent

          The Party Shareholders and DoCoMo have agreed not to permit PLDT, without the prior written consent of all the other parties, to:

          (i) engage in any business other than the telecommunications and related activities currently engaged in by PLDT or cease to carry on any substantial part of the telecommunications and related activities currently engaged in by PLDT;

          (ii) merge or consolidate with or into any other company or entity;

          (iii) take any steps to effect the winding up of PLDT or pass any resolution to liquidate PLDT; or

          (iv) apply to any court, administrative agency or tribunal to order a meeting of creditors or any class of creditors or members or any class of members or to sanction any compromise or arrangement between creditors or shareholders of PLDT.

          Under the Co-Operation Agreement, NTTC and DoCoMo have agreed to discuss between themselves the manner in which their rights will be exercised. Prior to July 1, 2006, NTTC is responsible for notifying PLDT and the FPC Parties of decisions with respect to exercise of such rights to PLDT and the FPC Parties. From and after July 1, 2006, DoCoMo is responsible for notifying PLDT and the FPC Parties of such decisions. In each case, PLDT and the FPC Parties are entitled to rely on any such notice as if it had been given by both NTTC and DoCoMo.

          4. Restrictions on Transfers of the Common Shares and PTIC Shares

          A Party Shareholder and DoCoMo may transfer its Common Shares only after offering to sell such Shares to the non-disposing Party Shareholders or with the prior written consent of the other Party Shareholders. Party Shareholders and DoCoMo may encumber their Common Shares provided that such encumbering Party Shareholder or DoCoMo provides certain information regarding the encumbrance to the non-encumbering Party Shareholders or DoCoMo. Similar restrictions apply to shares of Philippine Telecommunications Investment Corporation.

          Notwithstanding the foregoing, transfer of NTTC's remaining Common Shares after Transfer of the DoCoMo PLDT Shares to DoCoMo to any person is subject to a superior right of first offer granted to DoCoMo, subject to the limitations on share acquisitions described in paragraph (2)B(2)(b) below.

          In the event DoCoMo proposes to transfer any Common Shares which would result in NTTC and DoCoMo holding, in the aggregate, less than 10% of the Common Shares then issued and outstanding, then NTTC shall have a right of first offer to purchase such Common Shares from DoCoMo on terms and conditions no less favorable to DoCoMo than those on which DoCoMo proposes to transfer such Common Shares. Such right shall be superior to any right of first refusal which any of the FPC Parties may have in respect of such proposed transfer under the Shareholders Agreement. Any such transfer from DoCoMo to NTTC pursuant to the exercise by NTTC of this right will not give rise to a right of first offer by the FPC Parties under the Shareholder Agreement and shall constitute a transfer to a Permitted Transferee.

          Pursuant to the Co-Operation Agreement, NTTC and DoCoMo have agreed that within the time periods provided for giving a Preemption Reply (as defined in the Co-Operation Agreement), both parties will consult with each other regarding the exercise of the relevant rights. DoCoMo will be entitled to purchase all, or some, of the Common Shares or PTIC Shares which may be purchased from a Party Shareholder, however, if DoCoMo decides not to purchase some or all of the Common Shares or PTIC Shares, NTTC and DoCoMo have agreed that NTTC shall have the option to purchase some or all of the Common Shares or PTIC Shares.

          5. Termination

          The Shareholders Agreement will terminate if NTTC, DoCoMo or their respective subsidiaries cease to own, in aggregate, full legal and beneficial title to 10% of the Common Shares then issued and outstanding, or if the FPC Parties and their respective subsidiaries cease to have effective voting power in respect to at least 18.5% of the Common Shares then issued and outstanding.

C. The Registration Rights Agreement

          On March 24, 2000, PLDT entered into registration rights agreements with each of NTTC and the FPC Group in connection with the registration of their Common Shares. A copy of the Registration Rights Agreement among PLDT, NTT-UK and NTTC was filed as Exhibit 6 to the Schedule 13D, and any description contained in this Amendment No. 2 relating to the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement filed as Exhibit 6 to the Schedule 13D.

          The Registration Rights Agreement provides for four demand registrations and unlimited piggy-back registration rights with respect to the Common Shares held by NTTC. The rights are subject to the rights of PLDT to delay or suspend registration upon the occurrence of certain events and certain holdback agreements. PLDT is responsible for all fees and expenses in connection with all but one of the demand registrations and all of the piggy-back registrations (other than fees and expenses of legal counsel for NTTC and the FPC Group).

          Pursuant to the Co-Operation Agreement, NTTC and PLDT have agreed as soon as possible, and in any event within 60 days of the completion of the Transfer of DoCoMo PLDT Shares to DoCoMo, to amend the Registration Rights Agreement to increase NTTC's present entitlement to require four Demand Registrations (as defined in the Registration Rights Agreement) to six Demand Registrations, and to review the provisions of the Registration Rights Agreement and hold discussions with DoCoMo to determine whether additional amendments are required.

          Pursuant to the Stock Sale and Purchase Agreement, NTTC and DoCoMo have agreed to use good faith efforts to negotiate their respective exercise of any rights under the Registration Rights Agreement, as amended pursuant to the Co-Operation Agreement, taking into account the respective interests of NTTC and DoCoMo.

          After the Transfer of DoCoMo PLDT Shares to DoCoMo, or if the Transfer occurs prior to July 1, 2006, then after July 1, 2006, NTTC and DoCoMo have agreed, pursuant to the Co-Operation Agreement, to negotiate in good faith any rights under the Registration Rights Agreement and the timing of exercising such rights.

D. NTTC Commercial Agreements

          Ancillary to the SMART Transaction, PLDT and NTTC entered into various commercial agreements (the "NTTC Commercial Agreements") which provide for, among other things, the provision of mutual services on arm's length pricing terms, access to NTTC's telecommunications network services and joint marketing efforts. PLDT and NTTC also entered into an Advisory Services Agreement in connection with these commercial agreements.

E. Service Provider Agreement

          NTTC, along with certain other service providers, operates global and international data managed telecommunications services marketed under the brand name "Arcstar" using the telecommunications network of NTTC and other service providers (the "Arcstar Network Services"). In connection with the appointment of PLDT as a service provider of the Arcstar Network Services, the parties agreed to the following:

          1. NTTC, at its cost and expense, is required to design the system specification of the equipment through which PLDT will provide the Arcstar Network Services. PLDT agreed to pay for the installation, assembly and subsequent maintenance and modification of such equipment.

          2. NTTC agreed to design and determine a global network topology for use in connection with the Arcstar Network Services and to the extent commercially practical, PLDT agreed to prepare, install, set-up, maintain, and modify, at its cost and expense, the facilities within its network and the international leased circuits to be used in connection with the provision of the Arcstar Network Services in the Philippines.

          3. PLDT is required to procure, maintain, manage and operate, at its cost and expense, standard local access lines in the Philippines to be used for the purpose of providing the Arcstar Network Services, the establishment of which is subject to NTTC's acceptance.

          4. PLDT is obligated, at its cost and expense, to procure the carrier management equipment and install and design the system-configuration of the carrier management equipment as specified by NTTC for rental or sale to its customers.

          5. PLDT has agreed to promote, market and sell the Arcstar Network Services to its customers on a preferential basis over other competing services subject to customer suitability.

F. Tradename and Trademark Agreement

          PLDT entered into an agreement with NTTC pursuant to which NTTC licenses to PLDT certain tradenames and trademarks to be used in connection with the marketing, promotion and selling of the Arcstar Network Services in the Philippines.

G. Conventional International Telecommunications Services Agreement

          PLDT and NTTC agreed to certain mutually beneficial bilateral arrangements for conventional international telecommunications services as follows:

          1. PLDT and NTTC provide each other with transit and refilling services of their respective international outgoing calls subject to various conditions, including having excess capacity, non-interference with existing bilateral arrangements, terms no less favorable than those offered to other carriers and overall strategic objectives.

          2. PLDT and NTTC seek to agree upon the terms on which they terminate the outgoing calls to Japan and the Philippines.

          3. Subject to certain terms and conditions, PLDT and NTTC agreed to cooperate in matters relating to international private leased circuit services, excess cable capacity and cable capacity swap and planning.

H. Internet Agreement

          PLDT and NTTC agreed to coordinate their plans for deployment of Internet transmission capacity for access to and connectivity with the public Internet as follows:

          1. PLDT and its subsidiaries may not construct or procure additional Internet capacity between the Philippines and destinations outside of the Philippines or increase the capacity of its existing access to and connectivity with the Internet without prior consultation with NTTC.

          2. The parties have agreed to form a joint committee to discuss opportunities for use by PLDT and its subsidiaries of NTTC's international transport facilities providing access to and connectivity with the Internet.

          3. Each of PLDT and its subsidiaries are required to inform NTTC of its plans to allow a third party to carry its capacity or plans to use or increase its capacity for its own use or use by a third party (other than capacity to the U.S.) and NTTC will be given a right of last bid to match the terms and conditions of such proposal.

          4. Subject to certain conditions, NTTC will also be given a right of last bid in connection with PLDT's (or its subsidiaries') plans to introduce Internet-related and other value added services on the Internet, which require end-to-end arrangements with overseas providers.

I. Advisory Services Agreement

          NTTC provides PLDT with technical consultants, who advise PLDT's finance group, strategy and support sector, information systems sector and corporate customer service group and the Arcstar Network Services.

2) The following describes the 2006 DoCoMo Transaction giving rise to the filing of this Amendment No. 2.

          Pursuant to the Co-Operation Agreement, after the Transfer of the DoCoMo PLDT Shares to DoCoMo, PLDT has agreed to use reasonable efforts to procure that, with respect to the Advisory Services Agreement, PLDT and SMART will receive at a minimum the specified aggregate number of Advisors (as defined in the Advisory Services Agreement) to be provided by NTTC and DoCoMo (together), in accordance with the timetable set out in the Co-Operation Agreement. PLDT, NTTC and DoCoMo have agreed to review these numbers from time to time.

          In addition and pursuant to the Co-Operation Agreement, as soon as possible and in any event within 60 calendar days immediately after the Transfer of the DoCoMo PLDT Shares to DoCoMo pursuant to the Stock Sale and Purchase Agreement, NTTC, DoCoMo and the FPC Group have agreed to review and hold discussions with one another in good faith with a view to determine whether the NTT Commercial Agreements need to be amended in light of the Co-Operation Agreement.

A. The Stock Sale and Purchase Agreement.

          As briefly described above, on January 31, 2006, NTTC and NTT DoCoMo entered into the Stock Sale and Purchase Agreement pursuant to which NTTC has agreed to transfer the DoCoMo PLDT Shares to DoCoMo. The completion of the transfer of the DoCoMo PLDT Shares to DoCoMo is conditioned on the satisfaction or waiver of the closing conditions set forth in the Stock Sale and Purchase Agreement. Upon the satisfaction of the closing conditions set forth in the Stock Sale and Purchase Agreement:

          (a) DoCoMo will acquire from NTTC 12,633,486 Common Shares representing approximately 7.0% of the issued capital stock of the Company; and

          (b) NTTC will transfer to DoCoMo 12,633,486 Common Shares, reducing its shareholdings in the Common Shares to 12,633,487, representing approximately 7.0% of the issued capital stock of the Company, upon the satisfaction of the closing conditions set forth in the Stock Sale and Purchase Agreement.

          The purchase price for the DoCoMo PLDT Shares is fixed at 52,102,815,772 Japanese Yen, and is based on the volume-weighted average of the closing market prices of the Common Shares during the thirty calendar days immediately prior to the date of the Stock Sale and Purchase Agreement. The purchase price, fixed at a conversion rate of 2.26 Japanese Yen for 1 Philippine Peso, will be paid by DoCoMo in immediately available funds by wire transfer at the closing of the Transfer.

          A copy of the Stock Sale and Purchase Agreement is filed as Exhibit 7 of this Amendment No. 2, and any description contained in this Amendment No. 2 relating to the Stock Sale and Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Stock Sale and Purchase Agreement filed as Exhibit 7 of this Amendment No. 2.

          1. Co-Investment Arrangements

          From the date of the Stock Sale and Purchase Agreement, and with respect to any matter primarily relating to the operation of wireless telecommunications services, including without limitation, matters relating to i-mode and the business of SMART Communications Inc., NTTC will cause the COA to use good faith effort to discuss with and act in accordance with the direction of DoCoMo's senior technical advisor.

          Upon the appointment of the COA by DoCoMo on or before July 1, 2006, from the date which the Closing occurs, or if the Closing occurs prior to July 1, 2006, then from July 1, 2006, DoCoMo will cause the COA to act in accordance with the direction of NTTC's executive advisor in the Philippines with respect to any matter primarily relating to the operation of fixed-line telecommunications, data or information and communications technology services.

          On and after the date of the Stock Sale and Purchase Agreement, each of NTTC and DoCoMo have agreed not to take any action that would have an effect of amending or terminating (i) any rights or obligations of NTTC under the Commercial Agreements and (ii) any rights or obligations of DoCoMo under any agreement between DoCoMo and PLDT or SMART. Each of NTTC and DoCoMo has agreed to use good faith efforts to discuss with each other any conflict of interest matters arising therefrom, taking into account each other's commercial and business interests.

          From the date on which the Closing occurs, or if the Closing occurs prior to July 1, 2006, then from July 1, 2006, NTTC and DoCoMo have agreed to use good faith efforts to negotiate their respective exercise of any rights under the Registration Rights Agreement, as amended pursuant to the Co-Operation Agreement, taking into account the respective interests of NTTC and DoCoMo.

B. The Co-Operation Agreement

          As described under Item 3, on January 31, 2006, NTTC, DoCoMo and the FPC Parties entered into the Co-Operation Agreement to grant DoCoMo certain benefits and to amend the Shareholders Agreement and the Strategic Agreement in connection with DoCoMo's proposed acquisition of the Common Shares from NTTC. A copy of the Co-Operation Agreement is filed as Exhibit 8 of this Amendment No. 2, and any description contained in this Amendment No. 2 relating to the Co-Operation Agreement does not purport to be complete and is qualified in its entirety by reference to the Co-Operation Agreement filed as Exhibit 8 of this Amendment No. 2.

          1. Provisions of the Co-Operation Agreement Effective on the Date of the Co-Operation Agreement

          (a) Permitted Transfer of the Common Shares

          Any transfer of the Common Shares from NTTC to DoCoMo is deemed to be a transfer to a Permitted Transferee (as defined in the Shareholders Agreement), and will not trigger FPC's right of first offer, or result in default or constitute ground for termination of the Shareholders Agreement or the Strategic Agreement.

          DoCoMo and NTTC have agreed that all the Common Shares held by DoCoMo and NTTC as a result of the Transfer shall be subject to the covenants of the Shareholders Agreement and Strategic Agreement, as amended by the Co-Operation Agreement, as if DoCoMo were NTTC and a party to such agreements.

          (b) Alliance

          PLDT has agreed not to enter into any contract, understanding or arrangement relating to preferred roaming or the lost inter operator tariff with any person carrying on a Competing Business in Japan for a period of six months from the date of the Co-Operation Agreement, without the prior consent of DoCoMo.

          2. Provisions of the Co-Operation Agreement Effective Upon Closing of the Stock Purchase and Sale Agreement

          (a) Lock-up

          The Co-Operation Agreement provides that prior to and including the third anniversary of the Effective Date, DoCoMo shall not without the prior written consent of the FPC Parties, and FPC Parties shall not without the prior written consent of DoCoMo, transfer or create or permit to exist any Encumbrance (as defined in the Shareholders Agreement), except those set out the Co-Operation Agreement.

          (b) Restriction on Share Acquisitions

          NTTC and DoCoMo have warranted that they shall procure that their respective representatives, advisers, and subsidiaries and affiliates and their respective representatives and advisers shall not, directly or indirectly, together hold more than 21% of then issued and outstanding Common Shares. If such event does occur, the FPC Parties have the right to terminate their respective rights and obligations under the Co-Operation Agreement, the Shareholders Agreement and the Strategic Agreement by written notice to PLDT, NTTC and DoCoMo. The right of FPC to terminate the above agreements will terminate if FPC, its subsidiaries and affiliates hold less than 18.5% of the Common Shares then issued and outstanding.

          (c) Support

          Each of NTTC, DoCoMo and the FPC Parties have agreed that to the extent permissible under applicable laws and regulations of the Philippines and other jurisdictions, each of NTTC, DoCoMo and the FPC Parties will cast its vote as a PLDT shareholder in support of any resolution proposed by the PLDT board of directors for the purpose of safeguarding PLDT from a Hostile Transferee. If NTTC, DoCoMo, or a FPC Party reasonably determines such action would or might violate any applicable law or regulation, then NTTC, DoCoMo, or any of the FPC Parties will not be bound by the above obligation.

          A "Hostile Transferee" is defined under the Co-Operation Agreement to mean any person (other than NTTC, DoCoMo, FPC or any of their respective affiliates) determined to be so by the board of directors of PLDT and includes, without limitation, a person who announces an intention to acquire, seeks to acquire or acquires 30% or more of the Common Shares then issued and outstanding from time-to-time or having (by itself or together with itself) acquired 30% or more of such Common Shares announces an intention to acquire, seeks to acquire or acquires a further 2% of such Common Shares (a) at a price per share which is less than the fair market value of a Common Share as determined by the board of PLDT as advised by a professional financial advisor, (b) which is subject to conditions which are subjective or which could not reasonably be satisfied, (c) without making an offer for all the Common Shares not held by it and/or its affiliates and/or persons who, pursuant to an agreement or understanding (whether formal or informal), actively cooperate to obtain or consolidate control over PLDT, (d) whose offer for the Common Shares is unlikely to succeed or (e) whose intention is otherwise not bona fide; provided that, no person shall be a Hostile Transferee unless prior to making such determination, the board of directors of PLDT shall have used reasonable efforts to discuss with NTTC and DoCoMo in good faith regarding whether such person should be considered a Hostile Transferee.

          (d) Principle of Co-Operation, Exercise of Rights

          After NTTC and DoCoMo provide notice to PLDT and each of the FPC Parties that NTTC has transferred to DoCoMo the First Minimum Shareholding Threshold of not less than 12,633,248 Common Shares (the "Effective Date"), NTTC, DoCoMo and FPC Parties have agreed that references to "NTT Group" under the Shareholders Agreement and the Strategic Agreement shall include NTTC and its subsidiaries and DoCoMo and its subsidiaries. References to an NTT Party shall be construed as references to NTTC and DoCoMo and their respective Permitted Transferees (as defined in the Shareholders Agreement).

          (e) Exercise of Rights by DoCoMo and NTTC

          In respect to rights of NTTC and DoCoMo set forth in the Co-Operation Agreement, NTTC and DoCoMo have agreed to discuss between themselves the manner in which such rights shall be exercised. NTTC and DoCoMo have also agreed to consult with each other with respect to their first refusal rights. Both parties have agreed that each is entitled to purchase any or all of the Common Shares which the other party decides not to purchase.

          (f) Permitted Transfers of the Common Shares

          In the event DoCoMo proposes to transfer any Common Shares which would result in NTTC, DoCoMo or their respective subsidiaries holding, in aggregate, less than 10% of the Common Shares then issued and outstanding, NTTC will have the right of first offer to purchase the Common Shares from DoCoMo on terms and conditions no less favorable to DoCoMo than those on which DoCoMo proposes to transfer such Common Shares.

          (g) Board Appointments

          In respect of NTTC's right to nominate two directors to the board of PLDT, each of NTTC and the FPC Parties have agreed to use reasonable efforts to replace one existing NTTC nominee on the board of PLDT with one DoCoMo nominee. Upon the collective holdings of the Common Shares by NTTC and its subsidiaries and DoCoMo and its subsidiaries reaching 20% of the Common Shares then issued and outstanding, and so long as DoCoMo and NTTC and their respective subsidiaries continue to hold at least 17.5% of the Common Shares then issued and outstanding, each of NTTC and the FPC Parties have agreed to use reasonable efforts to effect the election of one additional DoCoMo nominee as a director of PLDT.

          In respect of NTTC's right to nominate two directors to the board of SMART, NTTC and the FPC Parties have agreed to use reasonable efforts to replace one existing NTTC nominee on the board of PLDT with one DoCoMo nominee. Upon the collective holdings of the Common Shares by NTTC and DoCoMo and their respective subsidiaries reaching 20% of the Common Shares then issued and outstanding, and so long as DoCoMo and NTTC continue to hold at least 17.5% of the Common Shares then issued and outstanding from time to time, each of NTTC and the FPC Parties have agreed to use reasonable efforts to effect the election of one additional DoCoMo nominee as a director of SMART.

          (h) DoCoMo Holds at Least 17.5% of All the Common Shares

          When NTTC and DoCoMo and their respective subsidiaries collectively hold 20% of the Common Shares then issued and outstanding and continue to hold at least 17.5% of the Common Shares then issued and outstanding from time to time, PLDT has agreed to consult DoCoMo prior to the first submission to the board of PLDT of any proposal of investment in an entity that would primarily engage in a business that would be in direct competition or substantially the same business opportunities, customer base, products or services with business carried on by DoCoMo, or which DoCoMo has announced publicly an intention to carry on.

          Each of NTTC, PLDT and the FPC Parties have agreed that it will use reasonable efforts to procure that SMART does not cease to carry on business, dispose of all of its assets, issue Common Capital Stock, merge or consolidate, or effect winding up or liquidation without PLDT first consulting with DoCoMo no later than thirty days prior to the first submission to the board of PLDT.

          (i) Additional Rights in Favor of DoCoMo

          NTTC, PLDT and the FPC Parties have agreed to cause SMART to execute an agreement between SMART and DoCoMo to implement i-mode. PLDT and DoCoMo have agreed in principle to collaborate with each other on the business development of W-CDMA mobile communication network. In addition, PLDT has agreed, to the extent of the power conferred by its direct or indirect shareholding of SMART:

          (a) to cause SMART to become a member of a strategic alliance group for international roaming and corporate sales and services; and

          (b) to negotiate in good faith with DoCoMo to enter into a business relationship concerning preferred roaming and inter-operator tariff discount between DoCoMo and SMART with a view to concluding a binding agreement as soon as possible but in any event not later than April 30, 2006.

          PLDT has agreed to use reasonable efforts to procure that PLDT and SMART receive at a minimum nine Advisors to be provided by NTTC and DoCoMo in accordance with the time schedule set out in the Co-Operation Agreement.

          (j) Non-Compete

          In case PLDT enters into any contractual arrangement with any person relating to the operation of a Competing Business in Japan, PLDT will from date of the Co-Operation Agreement until June 30, 2006, first provide NTTC, and if NTTC declines, then provide DoCoMo the same opportunity, and from July 1, 2006, provide DoCoMo, and if DoCoMo declines, then provide to NTTC the opportunity. In case PLDT, SMART or any of SMART's subsidiaries intends to enter into any contractual arrangement on or after July 1, 2006 with any person who is engaged in a Competing Business with DoCoMo in the Philippines, PLDT shall use its reasonable efforts to procure SMART and its subsidiaries to first provide DoCoMo with the same opportunity to enter into such an agreement with PLDT, SMART or any such SMART subsidiary.

          (k) Transitional Arrangements

          NTTC, DoCoMo and the FPC Parties have agreed that the COA, currently appointed by NTTC, will be replaced by a DoCoMo nominee on or before July 1, 2006. From the Effective Date, DoCoMo will have the right to appoint a senior technical advisor to SMART, and such advisor will assume the role of COA upon the replacement of the COA on or before July 1, 2006. Prior to becoming a COA, the senior technical advisor will be entitled to be an observer at meetings of the board of SMART, and advisor to each of SMART Mancom, PLDT Mancom and Joint Mancom, and director of the board of PLDT. The new COA will be entitled to be an observer at meetings of the board of SMART, an advisor to each of SMART Mancom, PLDT Mancom and Joint Mancom, and a direct of the board of PLDT.

          (l) Provision of PLDT's Financial Information

          If DoCoMo and/or NTT are required in preparation of its statutory financial statements in accordance with GAAP to reflect their respective interests in the Common Shares using the equity method, PLDT has agreed to provide DoCoMo with financial information in relation to PLDT that is necessary to satisfy such reporting obligations, including information specified in the Co-Operation Agreement.

          3. Provisions of the Co-Operation Agreement Effective on and after July 1, 2006

          NTTC and DoCoMo have agreed to discuss between themselves the manner in which their rights will be exercised. Prior to July 1, 2006, NTTC is responsible for notifying PLDT and the FPC Parties of decisions with respect to exercise of such rights to PLDT and the FPC Parties. From and after July 1, 2006, DoCoMo is responsible for notifying PLDT and the FPC Parties of such decisions. In each case, PLDT and the FPC Parties are entitled to rely on any such notice as if it had been given by both NTTC and DoCoMo.

          NTTC and DoCoMo have also agreed that NTTC will irrevocably assign to DoCoMo on July 1, 2006, all of NTTC's rights to nominate and provide the COA pursuant to the Advisory Services Agreement.

Information about pledges or contingencies giving other persons voting or investment power over the Common Shares beneficially owned by the Reporting Persons.

The Fernandez Petition

          On December 9, 1999, Victor C. Fernandez (a PLDT stockholder owning preferred shares), filed a petition (with an application for the issuance of a writ of preliminary injunction against the then incumbent directors of PLDT before the Philippine Securities and Exchange Commission (the "PSEC") questioning the validity of the resolutions of the Board of Directors of PLDT authorizing the acquisition of SMART. Fernandez claimed that he would suffer injury from dilution of his shares and the possible revocation of PLDT's franchise in view of the violation of the Philippine Constitution's foreign equity restrictions and anti-trust provision if said resolutions were implemented. Fernandez also claimed that NTTC's approval rights would constitute foreign intervention in the management and operation of a public utility and that the SMART shares being acquired by PLDT were overvalued.

          The request of Victor C. Fernandez for the issuance by the PSEC of a temporary restraining order to enjoin the holding of the special meeting of the stockholders of PLDT on December 10, 1999 was denied by the PSEC thereby allowing said meeting to proceed as scheduled. The stockholders approved the resolutions passed by the Board of Directors authorizing the acquisition of SMART. On June 20, 2000, the PSEC denied Fernandez's application for a writ of preliminary injunction.

          In view of the provisions of Republic Act No. 8799 enacted in July 2000, referred to as the Securities Regulations Code, transferring the jurisdiction of intra-corporate controversies to the Regional Trial Court, the PSEC transferred the case to the Regional Trial Court of Manila. Upon a motion filed by the respondents, the case was later ordered transferred to the Regional Trial Court of Makati City, the proper venue pursuant to the Rules of Procedure Governing Intra-Corporate Controversies because it has jurisdiction over the place where PLDT's principal office is located.

          After due proceedings, the Makati Court issued a February 21, 2003 Decision upholding the subject resolutions and dismissing Fernandez's petition. Fernandez then appealed to the Philippine Supreme Court in April 2003, but the Court dismissed his appeal (and also denied his motion to elevate the case to the Supreme Court en banc) and later denied his two motions for reconsideration on June 9, 2003 and November 22, 2004. The case's dismissal was confirmed to have become final and executory with the Supreme Court's issuance of an Entry of Judgment on December 21, 2004.

          The PLDT directors-respondents to Fernandez' petition have pursued counterclaims (consisting of attorney's fees and moral and exemplary damages) against him, in light of what they perceived to be his baseless suit. After hearing the respondents' evidence, the Makati Court denied their counterclaims on February 27, 2004. The respondents have elevated this issue to the Court of Appeals which, on May 3, 2005, after the parties exchanged pleadings, deemed the matter submitted for resolution. The parties are awaiting the Court of Appeals' decision.

Item 7.     Material to be Filed as Exhibits.

               Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit No.    Exhibit Name
-----------    ------------
   1           Joint Filing Agreement dated February 6, 2006.

   2* Strategic Agreement, dated September 28, 1999, by and among PLDT, the FPC Group and NTTC.

   3* First Amendment to the Strategic Agreement, dated March 8, 2000, by and among PLDT, the FPC Group and NTTC.

   4* Second Amendment to the Strategic Agreement, dated March 8, 2000, by and among PLDT, the FPC Group and NTTC.

   5* Shareholders Agreement, dated March 24, 2000, by and among NTT-UK, NTTC and the FPC Parties.

   6* Registration Rights Agreement, dated March 24, 2000, by and among NTT-UK, NTTC and PLDT.

   7           Stock Sale and Purchase Agreement dated January 31, 2006.

   8           Co-Operation Agreement dated January 31, 2006.

     *Incorporated by reference from the Reporting Persons' Schedule 13D dated
      March 24, 2000

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2006                NIPPON TELEGRAPH AND TELEPHONE
                                        CORPORATION



                                        By:      /s/ Kiyoshi Kousaka
                                            -----------------------------------
                                        Name:    Kiyoshi Kousaka
                                        Title:   Senior Vice President

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2006                NTT COMMUNICATIONS CORPORATION



                                        By:     /s/ Haruhiko Yamada
                                            -----------------------------------
                                        Name:    Haruhiko Yamada
                                        Title:   Vice President and Executive
                                                 Manager, Corporate Planning

                                   SCHEDULE A
                                   ----------

                        DIRECTORS AND EXECUTIVE OFFICERS

                                       OF

               NIPPON TELEGRAPH AND TELEPHONE CORPORATION ("NTT")

         The name, country of citizenship, residential or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of NTT is set forth below. All of the persons listed below are directors of NTT and unless otherwise indicated, each occupation set forth opposite a director's name refers to employment with NTT. If no address is given, the director's business address is 3-1, Otemachi 2-chome, Chiyoda-ku, Tokyo 100-8116, Japan. NTT's principal business is serving as a holding company for subsidiaries engaged in providing telecommunications services. These services fall into seven major classes: telephone services, telegraph services, leased circuit services, data communication facility services, Integrated Services Digital Network ("ISDN") services, sale of telecommunication equipment and other services.

Directors
---------
Name               Country of Citizenship    Present Principal Occupation or
                                             Employment andPrincipal Business
--------------------------------------------------------------------------------
Norio Wada         Japan                     President & CEO
Satoshi Miura      Japan                     Senior Executive Vice President
Ryuji Yamada       Japan                     Senior Executive Vice President
Yuji Inoue         Japan                     Senior Vice President
Shin Hashimoto     Japan                     Senior Vice President
Hiroo Unoura       Japan                     Senior Vice President
Ken Yagi           Japan                     Senior Vice President
Akira Arima        Japan                     Senior Vice President
Kiyoshi Kousaka    Japan                     Senior Vice President
Haruki Matsuno     Japan                     Senior Vice President
Takashi Imai       Japan                     Senior Vice President
                                             Chairman Emeritus and Executive
                                             Counselor of Nippon Steel
                                               Corporation,
                                             6-3, Otemachi 2-chome, Chiyoda-ku,
                                             Tokyo 100-8017, Japan
Yotaro Kobayashi   Japan                     Senior Vice President
                                             Chairman and Representative
                                             Director of Fuji Xerox Co., Ltd.,
                                             17-22, Akasaka 2-chome, Minato-ku,
                                             Tokyo 107-0052, Japan
Masamichi Tanabe   Japan                     Corporate Auditor

Johji Fukuda       Japan                     Corporate Auditor
Masao Iseki        Japan                     Corporate Auditor
Yoshio Miwa        Japan                     Corporate Auditor
Yasuchika Negoro   Japan                     Corporate Auditor

                                   SCHEDULE B

                        DIRECTORS AND EXECUTIVE OFFICERS

                                       OF

                     NTT COMMUNICATIONS CORPORATION ("NTTC")

     The name, country of citizenship, residential or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of NTTC is set forth below. All of the persons listed below are directors of NTTC and unless otherwise indicated, each occupation set forth opposite a director's name refers to employment with NTTC. If no address is given, the director's business address is 1-6 Uchisaiwai-cho, 1-chome, Chiyoda-ku, Tokyo 100-8019, Japan. NTTC's principal business is providing international and long distance telecommunications services and data transmission services.


Directors
---------
Name               Country of Citizenship    Present Principal Occupation or
                                             Employment andPrincipal Business
--------------------------------------------------------------------------------
Hiromi Wasai       Japan                     President & CEO
Masayuki Nomura    Japan                     Senior Executive Vice President
Masaki Mitsumura   Japan                     Senior Executive Vice President
Masae Tamura       Japan                     Executive Vice President
Osamu Inoue        Japan                     Executive Vice President
Yo Yusa            Japan                     Executive Vice President
Masayuki Nakagawa  Japan                     Senior Vice President
Koichi Maeda       Japan                     Senior Vice President
Akira Yabiki       Japan                     Senior Vice President
Sadao Maki         Japan                     Senior Vice President
Mitsuo Murakami    Japan                     Senior Vice President
Masanobu Suzuki    Japan                     Senior Vice President
Tatsuo Kawasaki    Japan                     Senior Vice President
Testuya Obata      Japan                     Senior Vice President
Yutaka Yamaga      Japan                     Corporate Auditor
Kenichi Shiraishi  Japan                     Corporate Auditor
Kikuo Mito         Japan                     Corporate Auditor

                                INDEX TO EXHIBITS


Exhibit No.    Exhibit Name
-----------    ------------
   1           Joint Filing Agreement dated February 6, 2006.

   2* Strategic Agreement, dated September 28, 1999, by and among PLDT, the FPC Group and NTTC.

   3* First Amendment to the Strategic Agreement, dated March 8, 2000, by and among PLDT, the FPC Group and NTTC.

   4* Second Amendment to the Strategic Agreement, dated March 8, 2000, by and among PLDT, the FPC Group and NTTC.

   5* Shareholders Agreement, dated March 24, 2000, by and among NTT-UK, NTTC and the FPC Parties.

   6* Registration Rights Agreement, dated March 24, 2000, by and among NTT-UK, NTTC and PLDT.

   7           Stock Sale and Purchase Agreement dated January 31, 2006.

   8           Co-Operation Agreement dated January 31, 2006.

     *Incorporated by reference from the Reporting Persons' Schedule 13D dated
      March 24, 2000